Nuveen Investments

333 West Wacker Drive

Chicago, IL 60606

P 312.917.7700

www.nuveen.com

January 24, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Edward Rubenstein

Re:	Request for Acceleration of the Effective Date of Nuveen High Income 2020 Target Term Fund’s Pre-Effective Amendment No. 2 Under the Securities Act of 1933 and Amendment No. 8 Under the Investment Company Act of 1940 (File Nos. 333-212964 and 811-23051)

Dear Mr. Rubenstein:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective Wednesday, January 25, 2017, or as soon thereafter as practicable.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Nuveen High Income 2020 Target Term Fund, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen High Income 2020 Target Term Fund	Nuveen Securities, LLC

/s/ Gifford R. Zimmerman	/s/ Gifford R. Zimmerman
By: Gifford R. Zimmerman	By: Gifford R. Zimmerman
Title: Vice President and Secretary	Title: Managing Director